Ballard Power Systems Inc.

News Release

Ballard-Sponsored Webinar Highlights Reliability of Fuel Cell Systems in Extreme Situations

•	Hurricane Sandy reinforced backup power as a critical driver of resilience in wireless telecom networks

For Immediate Release – May 16, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) this week sponsored a webinar event entitled “Hurricane Sandy and Commercially Tested Fuel Cell Backup Power Solutions”. The webinar featured presentations by two experts on the topic: Kyla Reid, Head of the Disaster Response Programme at GSMA; and Lennox McCartney, President of Precision Power and Air Bahamas.

The event was hosted by Eric Denhoff, CEO of the Canadian Hydrogen and Fuel Cell Association and was well attended by participants from telecom service providers, suppliers and public sector organizations. The webinar audio and presentation materials may be accessed at www.ballard.com.

“Backup power is a critical component for improving communication network resilience in disaster situations,” said Kyla Reid. “Our GSMA program involves working with telecom network operators to establish best practices regarding adequate backup power supply, and fuel cells are certainly one of the enabling technologies.”

In her presentation regarding the impact of disaster situations on communication networks, Ms. Reid noted that an estimated 32.4 million people were displaced by natural disasters in 2012 alone. She provided specific examples from extreme situations in Japan, Haiti and Chile, among others.

Lennox McCartney then presented a case study based on the impact of Hurricane Sandy in the Bahamas, where fuel cell generators proved 100% reliable in providing backup power to the mobile telecom network when residents needed it most. A total of 17 fuel cell backup power systems provided 700 hours of power over a 7-day period during and after the storm, producing more than 1,200 kilowatt-hours of electricity.

Mr. McCartney noted, “The fuel cell backup power generators installed in the Bahamas all functioned automatically and reliably as needed when the grid was knocked out during Hurricane Sandy last October. Some systems provided power for more than five days. The Bahamas Telecommunications Company was very pleased with the performance of these systems and has since placed additional orders.”

The fuel cell backup power generators installed in the Bahamas are Ballard ElectraGen™-ME systems. These systems are particularly well suited for ‘extended duration runtime’ backup power needs. ElectraGen™-ME systems are designed for high reliability, long life and minimal maintenance and include a fuel reformer that converts HydroPlus™ (a methanol-water liquid fuel mixture) into hydrogen gas to power the fuel cell.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.
This release contains forward-looking statements concerning market developments for our products and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com